Peak Releases Outlook for Q1 2020

Montreal, Quebec--(Newsfile Corp. - February 4, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today provides a general outlook for what its shareholders can expect in Q1 2020, based on thorough evaluation of the Company's successes in 2019 as well as near-term plans.

Peak concluded 2019 with a total of five subsidiaries (AST, ASDS, ASFC, ASCS and ASSC) and reached several key milestones including its first operational profit in Q3, following consecutive quarters where the Company doubled its revenue. Objectives for 2020 would be building on that foundation by expanding into new locations, pursuing new strategic partnerships and growing existing operations.

The Company spent the first few weeks of the new year assessing the situation developing in China, and while it can report that there has been no impact on its operations so far, Peak will continue to closely monitor the situation.

In Q1 2020, Peak will leverage the newly acquired Jinxiaoer platform and its service centres by expanding Peak's service offering to new cities, adding top lenders to existing branches and bolstering real estate lending revenue streams in the larger cities. Jinxiaoer has already brought in a number of new banks to the Peak Group in Shanghai, where its subsidiaries will be most active in the early part of the new year.

Cubeler Lending Hub will be an important revenue stream as the Company continues leveraging the platform's powerful data analytics tools.

Peak will also pursue strategic partnerships and alliances in a continuous effort to grow its operations and offer its clients an unrivalled customer experience.

"We've set out an aggressive agenda for Q1 2020, both in terms of expansion of our services and revenue growth. We will be updating the market on the accomplished milestones as we continue to gain increasing influence in the Chinese commercial lending space," stated Johnson Joseph, President & CEO.

Taking the necessary time to fully assess the impact of the arrival of the Jinxiaoer platform on its operations, Peak decided to postpone the release of its 2020 financial forecast, which is now planned for mid-February.

The following table is a schedule for the filing of Peak's 2020 quarterly financial results:

Period	Period End Date	Filing Date
Q1	March 31, 2020	May 28, 2020
Q2	June 30, 2020	August 27, 2020
Q3	September 30, 2020	November 26, 2020
Year-End	December 31, 2020	April 22, 2021

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 231
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning

Facebook: @peakpositioning

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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